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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                             ---------------------

                               KIRBY CORPORATION
                                (Name of issuer)

                               KIRBY CORPORATION
                      (Name of person(s) filing statement)
                             ---------------------

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE

                         (Title of class of securities)
                                  497266 10 6
                     (CUSIP number of class of securities)

                              BRIAN K. HARRINGTON
                             SENIOR VICE PRESIDENT
                               KIRBY CORPORATION
                        1775 ST. JAMES PLACE, SUITE 200
                           HOUSTON, TEXAS 77056-3453
                                 (713) 435-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
                             ---------------------

                                    Copy To:

                                THOMAS G. ADLER
                JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                                   SUITE 3200
                                1445 ROSS AVENUE
                              DALLAS, TEXAS 75202
                                 (214) 855-4500
                             ---------------------

                               FEBRUARY 17, 1998

     (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
                 $73,500,000                                      $14,700

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 3,000,000 shares at the maximum tender offer price per share of $24.50.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: N/A                    Filing Party: N/A
Form or Registration No.: N/A                  Date File: N/A

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     This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement")
relates to the tender offer by Kirby Corporation, a Nevada corporation (the "Company"), to purchase up to 3,000,000 shares of its common stock, par value $0.10 per share (the "Shares"), at prices, net to the seller in cash, not greater than $24.50 nor less than $21.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the forms of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Kirby Corporation, a Nevada corporation. The address of its principal executive offices is 1775 St. James Place, Suite 200, Houston, Texas 77056-3453.

     (b) The information set forth in the "Introduction" to the Offer to Purchase, "Number of Shares; Proration" in Section 1 of the Offer to Purchase and "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in Section 9 of the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company. The Company does not know at the date of the Offer whether any directors, executive officers or affiliates of the Company will tender any Shares pursuant to the Offer.

     (c) The information set forth in the "Introduction" to the Offer to Purchase and "Price Range of Shares; Dividends" in Section 7 of the Offer to Purchase is incorporated herein by reference.

     (d) This Statement is being filed by the issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Source and Amount of Funds" in
Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a)-(j) The information set forth in the "Introduction" to the Offer to Purchase and in the "Background and Purpose of the Offer; Certain Effects of the Offer" in Section 8, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in Section 9 and "Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in
Section 12, in each case of the Offer to Purchase, is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in Section 9 of the Offer to Purchase and "Certain Transactions Involving Shares" in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the "Introduction" to the Offer to Purchase, "Background and Purpose of the Offer; Certain Effects of the Offer" in Section 8 of the Offer to Purchase and "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" to the Offer to Purchase and "Fees and Expenses" in Section 16 of the Offer to Purchase is incorporated herein by reference.

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

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Certain Information About the Company" in Section 11 of the Offer to Purchase is incorporated herein by reference. The information set forth in (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission; (ii) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed with the Commission; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, filed with the Commission; (iv) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed with the Commission; and (v) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed with the Commission, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Certain Legal Matters; Regulatory Approvals" in Section 13 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in Section 12 of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of forms of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        (a)(1)           -- Form of Offer to Purchase dated February 17, 1998.
        (a)(2)           -- Form of Letter of Transmittal.
        (a)(3)           -- Form of Notice of Guaranteed Delivery.
        (a)(4)           -- Form of Letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies and Other Nominees.
        (a)(5)           -- Form of Letter to Clients for use by Brokers, Dealers,
                            Commercial Banks, Trust Companies and Other Nominees.
        (a)(6)           -- Form of Letter dated February 17, 1998 to stockholders
                            from the President of the Company.
        (a)(7)           -- Form of Letter from the Company to participants in the
                            Kirby 401(k) Plan (the "401(k) Plan"), including the form
                            of Direction Form to Chase Bank of Texas, N.A., as
                            Trustee, from participants in the 401(k) Plan.
        (a)(8)           -- Form of Press Release issued by the Company dated
                            February 17, 1998.
        (a)(9)           -- Form of Summary Advertisement dated February 17, 1998.
        (a)(10)          -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
        (b)(1)           -- Credit Agreement among the Company, certain financial
                            institutions as lenders, and Chase Bank of Texas, N.A.,
                            as agent, dated as of September 19, 1997 (previously
                            filed with the Commission as Exhibit 10.0 to the
                            Company's Quarterly Report on Form 10-Q for the quarter
                            ended September 30, 1997, and incorporated by reference
                            herein).
        (b)(2)           -- First Amendment to Credit Agreement among the Company,
                            certain financial institutions as lenders, and Chase Bank
                            of Texas, N.A., as agent, dated as of January 30, 1998.

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
        (c)              -- Not applicable.
        (d)              -- Not applicable.
        (e)              -- Not applicable.
        (f)              -- Not applicable.
        (g)(1)           -- The Company's Annual Report on Form 10-K for the year
                            ended December 31, 1996 filed with the Commission and
                            incorporated by reference herein.
        (g)(2)           -- The Company's Annual Report on Form 10-K for the year
                            ended December 31, 1995 filed with the Commission and
                            incorporated by reference herein.
        (g)(3)           -- The Company's Quarterly Report on Form 10-Q for the
                            quarter ended September 30, 1997 filed with the
                            Commission and incorporated by reference herein.
        (g)(4)           -- The Company's Quarterly Report on Form 10-Q for the
                            quarter ended June 30, 1997 filed with the Commission and
                            incorporated by reference herein.
        (g)(5)           -- The Company's Quarterly Report on Form 10-Q for the
                            quarter ended March 31, 1997 filed with the Commission
                            and incorporated by reference herein.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            KIRBY CORPORATION

                                            By   /s/ BRIAN K. HARRINGTON
                                             -----------------------------------
                                                     Brian K. Harrington
                                                    Senior Vice President

Dated: February 17, 1998

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                               INDEX TO EXHIBITS

          ITEM                                   DESCRIPTION
          ----                                   -----------
        (a)(1)           -- Form of Offer to Purchase dated February 17, 1998.
        (a)(2)           -- Form of Letter of Transmittal.
        (a)(3)           -- Form of Notice of Guaranteed Delivery.
        (a)(4)           -- Form of Letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies and Other Nominees.
        (a)(5)           -- Form of Letter to Clients for use by Brokers, Dealers,
                            Commercial Banks, Trust Companies and Other Nominees.
        (a)(6)           -- Form of Letter dated February 17, 1998 to stockholders
                            from the President of the Company.
        (a)(7)           -- Form of Letter from the Company to participants in the
                            Kirby 401(k) Plan (the "401(k) Plan"), including the form
                            of Direction Form to Chase Bank of Texas, N.A., as
                            Trustee, from participants in the 401(k) Plan.
        (a)(8)           -- Form of Press Release issued by the Company dated
                            February 17, 1998.
        (a)(9)           -- Form of Summary Advertisement dated February 17, 1998.
        (a)(10)          -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
        (b)(1)           -- Credit Agreement among the Company, certain financial
                            institutions as lenders, and Chase Bank of Texas, N.A.,
                            as agent, dated as of September 19, 1997 (previously
                            filed with the Commission as Exhibit 10.0 to the
                            Company's Quarterly Report on Form 10-Q for the quarter
                            ended September 30, 1997, and incorporated by reference
                            herein).
        (b)(2)           -- First Amendment to Credit Agreement among the Company,
                            certain financial institutions as lenders, and Chase Bank
                            of Texas, N.A., as agent, dated as of January 30, 1998.
        (c)              -- Not applicable.
        (d)              -- Not applicable.
        (e)              -- Not applicable.
        (f)              -- Not applicable.
        (g)(1)           -- The Company's Annual Report on Form 10-K for the year
                            ended December 31, 1996 filed with the Commission and
                            incorporated by reference herein.
        (g)(2)           -- The Company's Annual Report on Form 10-K for the year
                            ended December 31, 1995 filed with the Commission and
                            incorporated by reference herein.
        (g)(3)           -- The Company's Quarterly Report on Form 10-Q for the
                            quarter ended September 30, 1997 filed with the
                            Commission and incorporated by reference herein.
        (g)(4)           -- The Company's Quarterly Report on Form 10-Q for the
                            quarter ended June 30, 1997 filed with the Commission and
                            incorporated by reference herein.
        (g)(5)           -- The Company's Quarterly Report on Form 10-Q for the
                            quarter ended March 31, 1997 filed with the Commission
                            and incorporated by reference herein.

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